SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*
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MOOG INC.
(Name of Issuer)
Class B Common Stock, $1.00 per share
(Title of class of securities)

CUSIP NO. 615394301
(CUSIP number)
Jennifer Walter
Vice President and Chief Financial Officer
400 Jamison Road
East Aurora, New York 14052-0018
Telephone: (716)-652-2000
(Name, address, and telephone number of person authorized to receive notices and communications)

Copies to:
Robert T. Brady
740 W. Palomino Dr.
Jackson, Wyoming 83001
Telephone: (716) 652-2000
February 19, 2020
(Date of event which requires filing of this statement)
________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
________________________________________________________________________

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 615394301	SCHEDULE 13D
1		NAMES OF REPORTING PERSONS: Moog Inc. Stock Employee Compensation Trust, as amended and restated effective August 13, 2014, Robert T. Brady, as Trustee
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS SC, BK
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 781,710
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 781,710
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 781,710
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.89%[1]
14		TYPE OF REPORTING PERSON (See Instructions) EP, OO

1 Based on 4,138,307 voting shares of Moog Inc.'s (the "Issuer") Class B Common Stock, $1.00 par value per share ("Class B Stock") outstanding on February 19, 2020, as provided by the Issuer.

CUSIP NO. 615394301	SCHEDULE 13D
1		NAMES OF REPORTING PERSONS: Robert T. Brady, as Trustee
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS SC, BK
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,843
	8	SHARED VOTING POWER 781,710
	9	SOLE DISPOSITIVE POWER 87,843
	10	SHARED DISPOSITIVE POWER 781,710
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 869,553[2]
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.01%[3]
14		TYPE OF REPORTING PERSON (See Instructions) EP, OO

2 Includes 87,843 shares owned individually.
3Based on 4,138,307 voting shares of Moog Inc.'s (the "Issuer") Class B Common Stock, $1.00 par value per share ("Class B Stock") outstanding on February 19, 2020, as provided by the Issuer.

Item 1.	Security and Issuer.

This Amendment No. 7 ("Amendment No. 7") amends the statement on Schedule 13D (the "Statement") filed with the Securities and Exchange Commission (the "SEC") on August 31, 2018, as amended by Amendment No. 1 filed with the SEC on December 6, 2018 ("Amendment No. 1"), as amended by Amendment No. 2 filed with the SEC on January 10, 2019 ("Amendment No. 2"), as amended by Amendment No. 3 filed with the SEC on February 1, 2019 ("Amendment No. 3"), as amended by Amendment No. 4 filed with the SEC on March 4, 2019 ("Amendment No. 4"), as amended by Amendment No. 5 filed with the SEC on May 22, 2019 ("Amendment No. 5"), and as further amended by Amendment No. 6 filed with the SEC on January 10, 2020 ("Amendment No. 6").

This Amendment No. 7 is being made to reflect changes in beneficial ownership as a result of the transactions described in Item 4 and Item 5 below. Except as otherwise set forth herein, this Amendment No. 7 does not modify any of the information previously reported in the Statement as amended.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended as follows:

The principal amount of the Note as of February 19, 2020 was $57,740,577.12.

As of February 19, 2020, total outstanding loans to the Trust from Citizens Bank were in the amount of $9 million.

Acquisitions of Class B Stock described under Item 5(c) below by the Trust were funded using cash on hand.

Item 4.	Purpose of Transaction.

Item 4 is amended as follows:

On February 19, 2020, the Trust transfered 84,974 shares of the Class B Stock to the Issuer's treasury account to fund the distribution of shares under the Issuer's benefit and equity compensation plans.

This Amendment No. 7 updates the status of the aggregate shareholdings of the Trust. As of February 19, 2020, the Trust holds a total of 781,710 shares of Class B Stock representing approximately 18.89% of the Issuer's total outstanding Class B Stock. This is an decrease from the 878,479 shares of Class B Stock held on January 7, 2020, as reported in Amendment No. 6.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a) The Trust beneficially owns 781,710 shares of Class B Stock, which equals 18.89% of the outstanding Class B Stock, based on 4,138,307 shares of Class B Stock outstanding on February 19, 2020. In addition, the Trustee beneficially owns 87,843 shares of Class B Stock, which equals 2.12% of the outstanding Class B Stock, based on 4,138,307 shares of the Class B Stock outstanding on February 19, 2020.

(b) The Trustee has shared voting power and dispositive power for all of the 781,710 shares of Class B Stock held by the Trust with participants of the Moog Inc. Retirement Savings Plan on Significant Transactions as provided for in Section 5.4 of the SECT Agreement, a copy of which is filed with the Statement. Significant Transactions include matters involving corporate merger, consolidation, sale of all or substantially all of the Company’s assets, recapitalization, reclassification, liquidation, dissolution or similar matters. As to other matters, the Trustee has the sole power to direct the vote and to dispose or direct the disposition of all of the 781,710 shares of Class B Stock held by the Trust. The Trustee has sole voting and dispositive power for all 87,843 shares of Class B Stock owned individually.

(c) All transactions in Class B Stock by the Trust during the sixty day period prior to the date of the filing of Amendment No. 6 are outlined in the following table:

Date	Transaction	Resulting share movement	Price
1/10/2020	Purchase from Employee Stock Purchase Plan	2,648	$89.01
1/15/2020	Purchase from private party	76	$89.26
1/15/2020	Purchase from private party	27	$88.49
1/15/2020	Purchase from private party	86	$89.01
1/15/2020	Purchase from private party	65	$89.01
1/15/2020	Purchase from private party	127	$89.01
1/16/2020	Purchase from private party	85	$91.00
1/17/2020	Purchase from Employee Stock Purchase Plan	944	$91.00
1/17/2020	Purchase from private party	90	$93.11
1/20/2020	Purchase from private party	181	$93.11
1/21/2020	Purchase from private party	55	$93.11
1/23/2020	Purchase from private party	35	$91.00
1/24/2020	Purchase from Employee Stock Purchase Plan	1,419	$91.00
1/29/2020	Sale to Moog Inc. Retirement Savings Plan	44,967	$90.00
1/31/2020	Purchase from Employee Stock Purchase Plan	341	$90.00
2/7/2020	Purchase from Employee Stock Purchase Plan	524	$89.77
2/7/2020	Purchase from private party	419	$89.77
2/10/2020	Purchase from Moog Inc. Retirement Savings Plan	7,974	$94.96
2/14/2020	Purchase from Employee Stock Purchase Plan	1,183	$93.78
2/19/2020	Purchase from Moog Inc. Retirement Savings Plan	16,892	$93.78
2/19/2020	Sale from SECT to Issuer's treasury account	84,974	$92.62

No shares of Class B Stock were acquired or sold by the Trustee during the sixty (60) days preceding the date of this Amendment No 5.

(d) Not applicable.

(e) Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2020

ROBERT T. BRADY, INDIVIDUALLY AND AS TRUSTEE OF THE MOOG INC. STOCK EMPLOYEE COMPENSATION TRUST, as amended

By: /s/ Christopher P. Donnini as Power of Attorney for Robert T. Brady
Robert T. Brady, individually and as Trustee